[Letterhead of Davis Polk & Wardwell LLP]

Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

May 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Paul Fischer, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-172215)
Filed April 26, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in response to comment no. 1 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 5, 2011 (the “Comment Letter”) relating to the above-referenced Amendment No. 3 (“Amendment No. 3”), filed April 26, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed February 11, 2011, and the prospectus contained therein. As requested by the Staff in comment no. 1, the Company’s proposed responsive disclosure is attached hereto as Exhibit A. The Company will respond to the balance of the Comment Letter when it files the next amendment to the Registration Statement. For your convenience, we are providing by electronic mail to Ms Virga and Mr. Suehiro a courtesy package which includes a copy of this letter and the relevant pages of the Registration Statement marked to show changes from Amendment No. 3.

For ease of review, we have set forth below the text of comment no. 1 as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to pages in the current draft of the Registration Statement, as provided herewith.

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2	May 10, 2011

Stock Option Grants and Common Stock Valuations, pages 61-63

1.	We note your response to comment four from our letter dated April 13, 2011. Please disclose the following and provide us with your proposed disclosure:

•

The reason(s) why you did not pursue the offer from the unaffiliated third party in July 2010 as disclosed on page 61. Disclose how you determined that the subsequent offer by related parties to purchase at the same price was the fair market value of our stock at that date and the reason(s) you accepted this offer. In light of the fact that the actual transaction was conducted with related parties rather than a third party whose offer you had rejected, there is insufficient evidence to accept $3.14 as the fair value of your stock at July 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64. The Company respectfully submits that the disclosure now contains all relevant facts the board considered in determining that $3.14 was the fair value if its common stock in the relevant periods. The Company further submits that the existence of an offer from a well-informed, sophisticated and unaffiliated party that was later accepted and used by well-informed sophisticated buyers and sellers, as well as the validation of that price in the October 31, 2010 valuation report, provides substantial support for this value.

•

The high-growth companies comparable to you in similar industries that were chosen to derive the discount rates. The comparable companies that were used to derive revenue multiples as the basis for terminal value. The comparable companies that were used to determine the then-current market valuations. Your estimate of the timing of the IPO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65.

•

For the October 31, 2010 valuation report: the internal forecasts that were used for the option-pricing model and the adjustments to arrive at cash flows for the model; the discount rates that were used; the rationale for assuming expected valuation ranges of $500 million, $750 million, and $1 billion and the probabilities assigned to each valuation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to disclose, in relation to the valuation report obtained by the Company as of October 31, 2010, the estimated equity valuation and discount rate used in the option-pricing scenario, as well as the rationale for assuming certain expected valuation ranges in the initial public offering scenario and the probabilities assigned to each valuation.

The Company respectfully advises the Staff that the Company’s internal forecasts used in the option-pricing model are highly confidential and competitively sensitive. The Company further submits that its internal forecasts project results for a period of up to four years into the future and are necessarily speculative, highly subjective and involve numerous uncertainties and assumptions. As a result, the Company believes disclosure of these forecasts would be of little value to investors and would potentially be misleading.

3	May 10, 2011

•	The date(s) when you first met with potential underwriter(s) and the factors that you used to select underwriters since no estimates were provided to you during the selection process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66.

•	Tell us your basis for using zero rather than negative forecasted results in determining your cash flows for the option-pricing method.

Response: The Company respectfully advises the Staff that the option-pricing model uses zero rather than negative forecasted results in determining the Company’s cash flows because the model assumes that in the periods in which a net loss is incurred, the Company would restrict its capital investments in order to generate at least break-even free cash flows. In addition, had the Company held its capital expenditure and working capital investment assumptions constant, and only updated the net loss from the originally forecasted value of ($3.7 million) to the actual result of ($1.4 million) for the period ending January 31, 2011, the resulting discounted cash flow value would increase by approximately $2.2 million from $459 million to $461 million, or less than 1%. The Company respectfully submits that this change in value was insignificant to the estimated fair value of its common stock, particularly in light of the fact that the option-pricing model was weighted at only 25% in the overall common stock valuation.

•	The number of stock options subsequently granted (after the sale of stock at $3.14 per share) to each seller listed on page 102.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 to disclose that the options granted in April 2011 included grants of options to Jessica Steel and Tim Westergren to purchase 400,000 and 500,000 shares, respectively, of the Company’s common stock, in each case at an exercise price of $6.35 per share. The Company respectfully advises the Staff that of the employees that participated in the investor offer in October 2010, only Ms. Steel and Mr. Westergren have subsequently been granted options. The Company further advises the Staff that the option grants awarded to these long-tenured employees were for retention purposes and were not related to the October 2010 investor offer.

•

The other companies that you considered in deciding that the IPO scenario valuation should be increased as of February 28, 2011 and not any earlier. We noted that the Nasdaq composite index went from 2284 on August 3, 2010 to 2782 on February 28, 2011 and although there were a few dips, there was a relatively steady progression which we would have anticipated seeing in the valuation of Pandora Media. The S&P 500 index experienced similar growth.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66. In addition, the Company respectfully submits that between November 1, 2010 and January 31, 2011, the NASDAQ Composite Index increased from 2504.84 to 2700.08, or approximately 8%, which the Company does not believe represents a change in market conditions sufficient to drive a reconsideration of the October 31, 2010 valuation.

•

We also note that since you filed your IPO, you have continued to use the same valuation whereas the number of comments has diminished and you probably feel quite assured at this time of being declared effective and proceeding with the sale of your stock. We note that you received comment letters dated March 10, 2011 and April 13, 2011 and have issued options on over 4 million shares of stock with no change in this last exercise price

4	May 10, 2011

which you say is the fair value of the stock. Tell us in detail why you have not changed your estimate of the fair value of the stock.

Response: The Company respectfully advises the Staff that it expects to receive formal indications of the offering price range from its underwriters on Wednesday, May 11, 2011 and confirms that it will determine and advise the Staff as to its response to the Staff’s comment once it has a better indication of the offering price range.

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5	May 10, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.
Mr. Steven Cakebread, Pandora Media, Inc.
Ms. Delida A. Costin, Esq., Pandora Media, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation
Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation

Exhibit A

Stock Option Grants and Common Stock Valuations

We granted stock options with the following exercise prices since February 1, 2010:

Grant Date	Shares underlying options	Exercise Price
April 21-22, 2010	3,258,500	$0.71
June 2, 2010	252,000	0.94
August 16, 2010	1,735,500	3.14
October 20, 2010	1,185,000	3.14
December 8, 2010	461,500	3.14
January 26-27, 2011	1,737,000	3.14
February 8, 2011	1,098,000	3.14
March 31, 2011	2,613,000	6.35
April 14, 2011	400,000	6.35
April 18, 2011	548,200	6.35
April 22, 2011	500,000	6.35

Our board of directors determined that the exercise price per share was equal to at least the fair market value of our common stock at each grant date. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but not limited to, the following factors:

•	contemporaneous valuations of our common stock;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

•	the lack of marketability of our common stock;

•	secondary transactions in our common and preferred stock;

•	our performance and stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the market performance of comparable companies; and

•	the U.S. global capital market conditions.

For the valuation of our common stock, we estimated the fair value of a minority interest in our common equity as of the valuation dates. We first determined the present value of the total stockholders’ equity, then allocated this value to the different stockholders, with regard to the preference of each stock.

On April 21 and 22, 2010 our board of directors determined that the fair value of our common stock was $0.71 per share. As part of considering the factors listed above in totality, the board considered an independent third party valuation analysis that concluded that the fair value of our common stock was $0.71 per share as of February 28, 2010. The valuation analysis applied a multi-period discounting method to after-tax cash flow available to invested capital, as this was determined to be the most appropriate valuation analysis for a company at our stage of development. Following the determination of our enterprise value, the valuation analysis then applied the option-pricing method, treating preferred stock and common stock as call options on our enterprise value, to estimate the fair value of our common stock. The valuation analysis also estimated the fair value of our common stock using an initial public offering scenario, based on our estimates of the timing and possible valuations for such a transaction. The valuation analysis weighted the option-pricing method and initial public offering scenario analysis and arrived at the $0.71 valuation indicated above.

In May 2010, we issued a total of 8,129,338 shares of our Series G redeemable convertible preferred stock for $2.737 per share to a group of new and existing investors for an aggregate of approximately $22.2 million. Because the lead investor in this transaction was unaffiliated with our company prior to this investment, the board of directors determined that this financing constituted an arm’s-length transaction.

On June 2, 2010, the board of directors determined that the fair value of our common stock was $0.94 per share. In addition to considering the Series G redeemable convertible preferred stock financing described above, the board of directors also considered a contemporaneous valuation analysis that followed a similar valuation method as the analysis prepared in April 2010 and concluded that the fair value of our common stock was $0.94 per share as of June 2, 2010.

In July 2010, we received an offer from an unaffiliated party, which we refer to as Party A, proposing to purchase shares of our common stock and preferred stock from our stockholders at a price of $3.138 per share. Party A had very recently conducted a due diligence review of us but had not invested in our stock, and we had subsequently provided Party A with updated historical financial information and access to management in connection with the formulation of its offer. We did not pursue this transaction. The board of directors gave careful consideration to the prospect of adding a new significant stockholder to our existing stockholder base, the potential requirement to negotiate new governance and other rights with such stockholder and the demands such a transaction could place on management’s time and resources. The board of directors also considered the fact that there was sufficient demand from current investors to purchase shares of our common stock from employees. In light of these factors, the board of directors determined that the third-party offer was not in the best interests of our company and our stockholders.

In August 2010 a group of existing investors that hold rights of first refusal over secondary transactions in our stock commenced an offer to purchase shares of our common stock from our current employees, including our chief executive officer and certain other senior management, at $3.138 per share. Employees tendered an aggregate of 2,520,221 shares of common stock into the offer, which closed in October 2010. Because the price used in this transaction was originally proposed by a well-informed, sophisticated, knowledgeable, unaffiliated third party, Party A, and the participants in this transaction included highly knowledgeable, informed and sophisticated parties as both buyers and seller, our board of directors determined that the terms of this transaction approximated those that would be obtained in an arms-length transaction.

Based on the foregoing series of transactions over this period, our board of directors determined that there was objective data based on arms-length, third party transactions, that the fair value of the common stock was $3.14 per share for the option grants made in August and October 2010 and determined that there was no need to incur the expense of obtaining a third party valuation analysis in connection with these option grants.

As of October 31, 2010, the board of directors considered several factors including an independent third party valuation analysis, which estimated that the fair value of our common stock was $3.14 per share. This analysis considered several factors including the purchase and sale of approximately 2.5 million shares of our common and preferred stock at a price of $3.138 per share by knowledgeable parties in October 2010. In addition, consistent with the prior analysis, the analysis included an evaluation based on the option-pricing method and on an initial public offering scenario, in each case based on updated information and evaluating changes in the market. The option-pricing scenario included estimates of our discounted cash flows using our latest internal forecasts, discount rates used for early stage high-growth companies in similar industries, and revenue multiples for comparable companies as the basis for terminal value. The comparable companies on which we relied in deriving the discount rate and revenue multiples included Avid, IAC/InterActiveCorp, InsWeb, Limelight Networks, Local.com, LookSmart, MakeMusic, Marchex, Move, Realnetworks, Rovi, Sonic Solutions, Travelzoo and Valueclick. Based on these considerations, we used an estimated equity value of $459 million, or $1.69 per share, based on a discount rate of 30%. The initial public offering scenario included estimates of our expected market capitalization based on management’s estimates and judgments, then-current market valuations of the same comparable entities considered in connection with the option-pricing scenario, and the estimated timing of a potential initial public offering. We assumed an expected valuation range of $500 million to $1 billion, assigning probabilities of 15%, 50% and 35% to valuations of $500 million, $750 million and $1 billion, respectively. In arriving at these valuations and associated probabilities, management estimated that the $3.14 per share price associated with the unaffiliated third-party offer in July 2010 implied an approximate $570 million valuation based on our common share equivalents then outstanding. Management believed that there was a small probability that this valuation could decrease to $500 million, that there was a greater probability that this valuation could significantly increase to $1 billion, and that the most likely estimated valuation was approximately $750 million. We then discounted the resulting value for the estimated time between the valuation date and expected completion date of an initial public offering, which we determined to be June 2011 at a 75% probability and October 2011 at a 25% probability, yielding an estimate of $3.61 per share. A weighting was then applied to the results of these two analyses based on the then-current likelihood of completion of an initial public offering, which we determined to be 75%, yielding an estimated value of our common stock of $3.14 per share. As a result of these considerations, the board of directors determined that the fair value of our common stock was $3.14 per share as of October 31, 2010.

In mid-December 2010, we issued requests for proposals to potential underwriters for this offering, requesting proposal submissions by mid-January 2011 and initial meetings at that time. We received proposals, met with investment banks and selected our underwriters in mid-January 2011 based on their reputations, experience with underwriting offerings of companies similar to ours, knowledge of and expertise regarding the digital media industry, understanding of our business model and individual perspectives on how to present the Pandora business to the investment community. In late January 2011, we held our organizational meeting with these underwriters. The meetings with our underwriters in January and early February 2011 focused on providing an overview of our business, discussing the offering process and drafting disclosure.

For the stock options granted in December 2010 and January and February 2011, the board of directors determined that the fair value of our common stock remained $3.14 per share. In arriving at this determination, the board of directors considered several factors, including the proximity of time relative to the October 2010 valuation and grants and the lack of sufficient changes in our business or in market conditions subsequent to the October 2010 valuation. The board also considered that while revenue growth continued over the period, content acquisition expenses and total costs and expenses grew at a faster rate, such that we recorded an operating loss of $1.1 million for the fourth quarter of fiscal 2011, compared to operating income of $1.1 million for the third quarter of fiscal 2011. Finally, although we had selected the underwriters of our offering in mid-January, the board of directors considered that none of the banks interviewed had offered any indications of value, and that there remained substantial uncertainty over our ability to complete an offering in light of market conditions. After careful consideration, the board of directors concluded that there were not sufficient considerations to cause the board to no longer rely on the valuation analysis as of October 31, 2010.

In March 2011, the board of directors considered several factors including an updated independent third party valuation of our common stock as of February 28, 2011, which was prepared in a manner consistent with the previous valuations. The updated valuation included considerations of changes in market conditions including recent initial public offerings of entities within similar industries, an increased probability of our completing a public offering and our financial results for the period ending January 31, 2011. In particular, the board of directors gave additional weight to the initial public offering scenario and determined that the fair value of our common stock increased substantially in February and March 2011 based on increased market valuations during this period for comparable publicly-traded entities, including Demand Media and Youku.com, as well as increased implied valuations of comparable private entities, including Facebook, Groupon, GuardianUnlimited and Zynga, based on news media reports of third-party investments in these companies. Given these considerations, the board of directors determined that the fair value of our common stock was $6.35 per share as of February 28th, 2011. Options granted on March 31, 2011 and April 14, 18 and 22, 2011 were granted with this updated valuation as the exercise price. Options granted in this time frame included grants of options to Jessica Steel and Tim Westergren to purchase 400,000 and 500,000 shares, respectively, of our common stock, in each case at an exercise price of $6.35 per share.